November 21, 2018

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Re: Kelinda, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 19, 2018

File No. 333-227350

Dear Mr. Nolan:

This letter sets forth the responses of Kelinda, Inc. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 1, 2018 and verbal comments of November 16, 2018.

Cover Page

1.

We note from your disclosure on page 7 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. In this regard, please mark the box on front cover to indicate that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Response: We acknowledged the Staff’s comment and updated the statement on page 7. The Company has elected to take advantage of the benefits of this extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

2.

Your revised disclosure in response to prior comment 9 indicates that you are dependent on the loan commitments from your officers and directors for your current funding. Please disclose the rate at which you use such funds. Further, in the "Certain Relationships and Related Party Transactions" section, disclose any amounts that have been loaned to you by your officers and directors since June 30, 2018. Refer to prior comment 11.

Response: We acknowledged the Staff’s comment and disclose that the funding from the loans are used to pay for the on-going development of our Application and offsetting the services delivered by our independent auditor and our office provider. The Company discloses that Petru Afanasenco and Andrei Afanasenco have loaned $100 and $4,375, respectively, to the Company as of September 30, 2018. The remaining funding available to borrow by the company from its directors is $49,900 and $35,625 from Petru Afanasenco and Andrei Afanasenco respectively, according to the above-mentioned agreements.

General

3.

We note your response to prior comment 15 that you are not a shell company. Please be advised that the definition of a shell company does not turn on a company’s active pursuit of a business plan, but rather the nature and size of its business operations and assets. In this regard, we believe the activities noted in your response constitute nominal operations.

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Re:  Kelinda, Inc.

19 November 2018

 Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

Response: We are not a shell company.  We are a start-up company in the development stage with a clear business plan, and a plan of operation.  We have developed Software Requirements Specification of our product, we have created a business presentation that we will use to attract additional financing, and we have completed the design of our product.  Further, we have entered into an agreement to rent office space where we will conduct our business activities.  We are building our corporate organization, and we have no immediate or future plans to enter into any mergers or acquisitions., nor do we have any immediate or future plans to sell the Company.  Although Rule 144 clearly states criteria for being a shell company, it was never meant to exclude start up or development stage companies.

4.

Verbal Comment. Please revise the accuracy of the offering table on page 3. Please refer to Item 501 (b).

Response: The table has been updated.

5.

Verbal Comment. Please revise your statement that “the securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC and no market for these securities may develop” on page 3. If It is not applicable to your offering, please remove the statement.

Response: The statement has been removed.

6.

Verbal Comment. Please remove your statement that you “will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will file reports, proxy statements and other information with the SEC” on page 35 as inconsistent.

Response: The statement has been removed.

7.

Verbal Comment. Please revise your statement appointing Sharon D. Mitchell, SD Mitchell & Associates, PLC as your attorney-in-fact and agent on the last page of your prospectus for its consistency.

Response: The statement has been removed.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at +373 621-150-42.

Sincerely,

/s/ Petru Afanasenco

Petru Afanasenco,

President, director, principal executive officer, principal financial officer, principal accounting officer and controller.

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